					Exhibit 99(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					Sept 30,
	2001	2002	2003	2004	2005	2006

Fixed charges, as defined:
Total Interest	$19,661	$27,950	$17,786	$16,610	$13,555	$7,333
Interest applicable to rentals	977	1,043	910	644	426	659

Total fixed charges, as defined	20,638	28,993	18,696	17,254	13,981	7,992

Preferred dividends, as defined (a)	2,898	2,736	1,686	1,545	1,172	663

Combined fixed charges and preferred dividends, as defined	$23,536	$31,729	$20,382	$18,799	$15,153	$8,655

Earnings as defined:

Net Income	($2,195)	($230)	$7,859	$28,072	$1,250	4,570
Add:
Provision for income taxes:
Total	(4,396)	(422)	5,875	16,868	1,790	2,991
Fixed charges as above	20,638	28,993	18,696	17,254	13,981	7,992

Total earnings, as defined	$14,047	$28,341	$32,430	$62,194	$17,021	$15,553

Ratio of earnings to fixed charges, as defined	0.68	0.98	1.73	3.60	1.22	1.95

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	0.60	0.89	1.59	3.31	1.12	1.80

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) For Entergy New Orleans, earnings for the twelve months ended December 31, 2001 were not adequate to cover fixed charges and combined fixed charges and preferred dividends by $6.6 million and $9.5 million, respectively.

(c) For Entergy New Orleans, earnings for the twelve months ended December 31, 2002 were not adequate to cover combined fixed charges and preferred dividends by $0.7 million and $3.4 million, respectively.